Burcon NutraScience
Corporation

Condensed Consolidated Interim Financial
Statements
Six months ended September 30, 2015
and 2014
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	September 30,	March 31,
	2015	2015
	$	$
Assets
Current assets
Cash and cash equivalents	3,095,332	2,400,965
Short-term investments	1,334,500	1,266,600
Amounts receivable (note 9)	133,334	145,524
Prepaid expenses	154,821	148,429
Derivative asset (note 5)	-	70,152
	4,717,987	4,031,670
Property and equipment	523,151	564,185
Deferred financing costs (note 5)	-	93,518
Deferred development costs (note 4)	489,155	755,967
Goodwill	1,254,930	1,254,930
	6,985,223	6,700,270
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	432,518	705,302
Derivative liability (note 5)	-	70,152
	432,518	775,454
Deferred revenue	86,013	132,930
	518,531	908,384
Shareholders’ Equity (note 5)
Capital stock	64,318,176	60,964,605
Contributed surplus	6,259,626	6,259,626
Options	9,516,679	9,190,098
Warrants	644,880	357,945
Deficit	(74,272,669)	(70,980,388)
	6,466,692	5,791,886
	6,985,223	6,700,270

Going concern (note 1)

Subsequent event (note 13)

Approved by the Audit Committee of the Board of Directors

(signed) Douglas Gilpin	Director	(signed) D. Lorne Tyrrell	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)

(Prepared in Canadian dollars)

	Three months ended		Six months ended
		September 30		September 30
	2015	2014	2015	2014
	$	$	$	$
Revenue
Royalty income	23,963	23,658	49,652	48,949
Expenses
General and administrative (note 6)	1,109,079	1,242,636	2,147,057	2,083,679
Research and development (note 7)	600,744	619,718	1,328,211	1,224,155
	1,709,823	1,862,354	3,475,268	3,307,834
Loss from operations	(1,685,860)	(1,838,696)	(3,425,616)	(3,258,885)
Foreign exchange gain	132,936	-	104,947	-
Interest and other income (note 9)	12,355	19,672	28,388	46,500
Loss and comprehensive loss for the period	(1,540,569)	(1,819,024)	(3,292,281)	(3,212,385)
Basic and diluted loss per share (note 8)	(0.04)	(0.05)	(0.09)	(0.10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
For the six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2014	31,624,693	54,005,703	6,136,123	8,532,700	49,453	(64,400,964)	4,323,015

Loss and comprehensive loss for the period	-	-	-	-	-	(3,212,385)	(3,212,385)
Rights offering	1,860,276	5,245,978	-	-	-	-	5,245,978
Share issue costs	-	(232,728)	-	-	-	-	(232,728)
Options expired	-	-	42,964	(42,964)	-	-	-
Warrants expired	-	-	49,453	-	(49,453)	-	-
Warrants issued	-	-	-	-	357,945	-	357,945
Stock-based compensation expense	-	-	-	209,161	-	-	209,161

Balance - September 30, 2014	33,484,969	59,018,953	6,228,540	8,698,897	357,945	(67,613,349)	6,690,986

Balance - March 31, 2015	34,144,969	60,964,605	6,259,626	9,190,098	357,945	(70,980,388)	5,791,886

Loss and comprehensive loss for the period	-	-	-	-	-	(3,292,281)	(3,292,281)
Rights offering	1,552,044	3,507,620	-	-	-	-	3,507,620
Share issue costs	-	(154,049)	-	-	-	-	(154,049)
Warrants issued	-	-	-	-	279,817	-	279,817
Warrants adjustment	-	-	-	-	7,118	-	7,118
Stock-based compensation expense	-	-	-	326,581	-	-	326,581

Balance - September 30, 2015	35,697,013	64,318,176	6,259,626	9,516,679	644,880	(74,272,669)	6,466,692

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

	2015	2014
	$	$

Cash flows from operating activities
Loss for the period	(3,292,281)	(3,212,385)
Items not affecting cash
Amortization of deferred development costs	266,812	266,812
Amortization of property and equipment	59,152	73,028
Amortization of deferred revenue	(46,916)	(46,916)
Unrealized foreign exchange gain	(104,947)	-
Financing expense	286,935	357,945
Loss on disposal of property and equipment	618	-
Stock-based compensation expense	326,581	209,161

	(2,504,046)	(2,352,355)
Changes in non-cash working capital items
Amounts receivable	12,190	(3,594)
Prepaid expenses	(6,392)	3,100
Accounts payable and accrued liabilities	(202,218)	65,668

	(2,700,466)	(2,287,181)

Cash flows from investing activities
Acquisition of property and equipment	(18,736)	(22,420)

Cash flows from financing activities
Issue of capital stock	3,507,620	5,245,978
Share issue costs	(131,097)	(150,837)

	3,376,523	5,095,141

Foreign exchange gain on cash and cash equivalents	37,046	-

Increase in cash and cash equivalents	694,367	2,785,540

Cash and cash equivalents - Beginning of period	2,400,965	1,392,467

Cash and cash equivalents - End of period	3,095,332	2,785,540

Interest received	17,329	33,418

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

1	Going concern

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at September 30, 2015, the Company had minimal revenues from its technology, had an accumulated deficit of $74,272,669, and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. As at September 30, 3015, the Company had cash and cash equivalents of $3,095,332 and short-term investments of $1,334,500. These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. The Company will need to raise additional capital to meet its business objectives. On April 30, 2015, the Company completed a rights offering for 1,552,044 common shares at a price of $2.26 per common share for gross proceeds of $3,507,620 and net proceeds of approximately $3,350,000 (note 5). Although the Company expects to receive royalty revenues from its license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) from the sales of CLARISOY™ (note 2), the amount and timing of royalty revenues cannot be ascertained at this time. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. ADM has announced that it intends to expand commercial production of CLARISOY™. However, the timing of the construction of such a full-scale commercial facility has not yet been determined.

These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

2	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing Peazazz®, a pea protein, and Puratein®, Supertein® and Nutratein®, three canola protein isolates.

a)	CLARISOY™

On March 4, 2011, Burcon signed the Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environmental Protection Agency and continued until the first bona fide arm’s length sale of soy products manufactured in the Semi-works Production facility was made, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurs. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein such that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it had completed the construction of a Peazazz® semi-works production facility located in Winnipeg, Manitoba. Burcon has been using the semi-works production facility to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements with potential partners and customers, and has been in discussions with a select group of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnerships.

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

c)	Puratein®, Supertein® and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein® and Nutratein®. In 2008, Puratein® and Supertein® achieved U.S. self-affirmed GRAS (Generally Recognized As Safe) status, and the U.S. Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein® in 2010.

3	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting, on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements. Certain financial statement line items have been reclassified to conform with financial statement presentation adopted in the current quarter. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on November 12, 2015.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2015.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at September 30, 2015 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

Accounting standards issued and not applied

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company does not expect any material impact from the adoption of these standards.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

4	Deferred development costs

$
Cost at March 31, 2015	2,223,435
Current period additions	-
Cost at September 30, 2015	2,223,435

Accumulated amortization at March 31, 2015	1,467,468
Current period amortization	266,812
Accumulated amortization at September 30, 2015	1,734,280

Net book value at September 30, 2015	489,155

Cost at March 31, 2014	2,223,435
Current period additions	-
Cost at March 31, 2015	2,223,435

Accumulated amortization at March 31, 2014	933,843
Current period amortization	533,625
Accumulated amortization at March 31, 2015	1,467,468

Net book value at March 31, 2015	755,967

5	Shareholders’ equity

a)	Capital stock

Authorized
     Unlimited number of common shares without par value

On April 30, 2015, the Company completed an offering of shares by way of a rights offering for 1,552,044 common shares gross proceeds to Burcon of $3,507,620, with net proceeds of approximately $3,350,000. Burcon issued to each shareholder one right (the “Right”) for each common share held by such shareholder. Every 22 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.26 per common share.

Financing costs related to the rights offering of $93,518 incurred up to March 31, 2015 were recorded as deferred financing costs and transferred to share issue costs upon the completion of the financing on April 30, 2015. During the first and second quarter, Burcon incurred additional share issue costs of $60,531.

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

Subject to certain conditions, three corporate shareholders (the Guarantors), including ITC Corp., had each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the rights offering. As the rights offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment.

As consideration for the Standby Commitment, the Guarantors received share purchase warrants (“Standby Warrants”) entitling the Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that will be exercisable up to April 30, 2017. In accordance with the policies of the TSX, the issuance of the Standby Warrants to the Guarantors was subject to shareholder approval, which was granted at Burcon's annual general meeting on September 3, 2015. The Standby Commitment Agreement originally gave rise to a financial asset and liability, which had been initially recorded at fair value as a derivative asset and liability of $70,152, respectively, with the change in fair value to be recorded through profit and loss. As noted above, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment, and therefore the derivative asset of $70,152 was recognized as a financing expense in the first quarter. Burcon has estimated the value of the Standby Warrants to be $279,817 using the Black-Scholes Option Pricing Model and has recorded the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability as financing expense (note 6) in the second quarter of fiscal 2016.

Pursuant to the terms of the warrant certificates issued to the guarantors of the rights offering that completed on April 2, 2014 (“2014 Rights Offering”), the exercise price and number of shares purchasable must be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the recent rights offering on April 30, 2015, the warrants from the 2014 Rights Offering were adjusted effectively immediately after the record date of the recent rights offering, being April 2, 2015. The original number of warrants issued to acquire up to 232,534 common shares were adjusted to 235,880 and the original exercise price of $2.82 per share were adjusted to $2.78 per share. The Company has recorded $7,118 during the first quarter for this adjustment.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At September 30, 2015, 2,512,167 (March 31, 2015 - 2,512,167) options to purchase common stock are outstanding under the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.48 and $9.60 per common share. An additional 1,057,534 (March 31, 2015 - 902,329) options may be granted in future years under this plan. Unless otherwise determined by the Board of Directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the Board of Directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Six months ended September 30,		Year ended March 31,
		2015		2015

				Weighted
		Weighted		average
	Number of	average	Number of	exercise
	options	exercise price	options	price
		$		$

Outstanding - Beginning of period	2,512,167	5.66	1,986,161	6.50

Granted	-	-	616,006	2.86
Forfeited/expired	-	-	(90,000)	5.03

Outstanding - End of period	2,512,167	5.66	2,512,167	5.66

The following table summarizes information about stock options outstanding and exercisable at September 30, 2015:

		Options outstanding		Options exercisable

	Number	Weighted		Number
	outstanding	average	Weighted	exercisable	Weighted
	at	remaining	average	at	average
	September 30,	contractual	exercise	September 30,	exercise
	2015	life	price	2015	price
$		(years)	$		$

2.48 - 4.16	1,452,167	8.29	3.08	699,377	3.31
6.78 - 9.60	1,060,000	4.51	9.19	1,060,000	9.19

	2,512,167			1,759,377

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Six months
	ended	Year ended
	September 30,	March 31,
	2015	2015

Dividend yield	N/A	0.0%
Expected volatility	N/A	52.1%
Risk-free interest rate	N/A	1.8%
Expected forfeitures	N/A	10.2%
Expected average option term (years)	N/A	7.7

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the six months ended September 30, 2015. The weighted average fair value of the options granted during the year ended March 31, 2015 was $1.61 per option.

For the three and six months ended September 30, 2015, included in research and development expenses in salaries and benefits is $84,823 and $164,467, respectively, (2014 - $52,575 and $101,825) (note 7) of stock-based compensation and included in general and administrative expenses is $83,609 and $162,114, respectively, (2014 - $55,420 and $107,336) in salaries and benefits (note 6) of stock-based compensation.

6	Contributed surplus

	Three months ended		Six months ended
		September 30		September 30

	2015	2014	2015	2014
	$	$	$	$

Professional fees	446,666	445,882	915,083	808,683
Salaries and benefits (note 5)	296,091	253,713	632,757	545,857
Financing expense (note 5)	214,976	359,020	292,246	359,020
Office supplies and services (note 9)	50,407	43,982	91,062	86,066
Investor relations	46,501	82,242	77,424	154,462
Other	24,082	22,680	77,227	73,661
Travel and meals	23,639	25,572	45,863	38,340
Management fees (note 9)	6,056	8,831	14,060	16,162
Amortization of property and equipment	661	714	1,335	1,428

	1,109,079	1,242,636	2,147,057	2,083,679

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

7	Research and development

	Three months ended		Six months ended
		September 30		September 30

	2015	2014	2015	2014
	$	$	$	$

Salaries and benefits (note 5)	346,081	333,333	726,984	670,372
Amortization of deferred development costs	133,406	133,406	266,812	266,812
Laboratory operation	52,749	80,239	183,681	141,645
Amortization of property and equipment	28,951	35,881	57,816	71,600
Rent	22,665	21,804	45,294	43,184
Analyses and testing	12,554	13,082	38,969	27,261
Travel and meals	4,338	1,973	8,655	3,281

	600,744	619,718	1,328,211	1,224,155

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended		Six months ended
		September 30		September 30

	2015	2014	2015	2014
	$	$	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	1,540,569	1,819,024	3,292,281	3,212,385

	Shares	Shares	Shares	Shares

Weighted average common shares - basic and diluted	35,697,013	33,484,969	35,451,061	33,474,804

Basic and diluted loss per share	(0.04)	(0.05)	(0.09)	(0.10)

For the three and six months ended September 30, 2015 and 2014, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in office supplies and services in general and administrative expenses for the three and six months ended September 30, 2015 is $18,550 and $37,100, respectively (2014 - $17,466 and $34,931) for office space rental, services, and equipment rental.

For the three and six months ended September 30, 2015, included in management fees is $6,056 and $15,618, respectively (2014 - $8,832 and $16,162) for services provided. At September 30, 2015, $138 (March 31, 2015 - $1,715) of this amount is included in accounts payable and accrued liabilities. For the three and six months ended September 30, 2015, included in interest and other income is $3,707 and $10,046, respectively (2014 - $5,669 and $13,968) for management services provided. At September 30, 2015, $1,206 (March 31, 2015 - $818) of this amount is included in amounts receivable. Included in share issue costs are fees of $1,410 incurred during the six months ended September 30, 2015 (share issue costs as at March 31, 2015 - $615) for administrative services provided directly for the rights offering (note 5).

During the quarter ended September 30, 2015, the Company issued warrants to ITC Corporation Limited related to the rights offering (note 5(a)) and estimated the fair value to be $143,099. Of this amount $107,223, representing the amount by which the fair value of the Standby Warrants exceeded the value of the derivative liability, were recorded as financing expense.

10	Key management compensation

Key management includes the Company’s CEO, COO and Directors. For the six months ended September 30, 2015 and 2014 remuneration of key management comprises:

	2015	2014
	$	$

Short-term benefits	185,438	181,660
Option-based awards	45,290	27,753

	230,728	209,413

Short-term benefits comprise salaries, fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

11	Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest of fixed interest rates. Burcon’s cash and cash equivalents and short-term investments are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three and six months ended September 30, 2015, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.99% and 1.02% per annum, respectively (2014 - 1.25% and 1.25%) and the weighted average interest rate earned on short-term investments was 0.30% and 0.30% per annum, respectively. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at September 30, 2015 is estimated to be a $31,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at September 30, 2015 was $432,518, all of which is due within the next 12 months. Additional information regarding liquidity risk is disclosed in note 1.

Fair value

The fair value of the derivative asset and liability is a level 3 fair value and was estimated based on the amount of which the Company could settle its obligation under the standby commitment agreement in cash (note 5).

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term natures of those assets and liabilities.

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Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2015 and 2014

(Prepared in Canadian dollars)

Currency risk

Certain amounts of the Company’s cash and cash equivalents and all of the Company’s short-term investments are denominated in US dollars. Therefore, the Company is exposed to risk of fluctuations in asset values and earnings arising from changes in the exchange rate between the Canadian Dollar and the US Dollar.

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Additional information regarding capital management is disclosed in note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and six months ended September 30, 2015.

13	Subsequent event

Subsequent to quarter-end, the Company granted stock options to directors and employees to purchase 573,834 common shares of the Company at an exercise price of $2.33 per common share.

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